

August 29, 2011

<u>Via E-Mail</u>

Peter A. Fera, Jr.
Executive Vice President and Chief Financial Officer
Harland Clarke Holdings Corp.
10931 Laureate Drive
San Antonio, TX 78249

> **Re: Harland Clarke Holdings Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 4, 2011**
> **File No. 333-133253**

Dear Mr. Fera:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Management's Discussion and Analysis</u>
<u>Critical Accounting Policies and Estimates</u>
<u>Revenue Recognition, page 31</u>

1. Please identify the estimates and judgments with respect to any of your arrangements that are most sensitive to change, and the degree of that sensitivity, that either have or could materially impact the amount and timing of revenue recognized. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

<u>Consolidating Operating Results, page 35</u>

2. Please quantify each factor cited throughout your MD&A analysis in the Form 10-K and Form 10-Q. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance, as well as Item 303(A)(3)(iii) of Regulation S-K in regard to a price/volume analysis with respect to revenues.

<u>Liquidity and Capital Resources, page</u>
<u>Cash Flow Analysis. Page 43</u>

3. We note references in the Form 10-K and the Form 10-Qs filed for fiscal 2011 that the reason for the variance in cash provided by operating activities was due to "timing of payments" and "cash flow from operations." Please discuss the payments affected by timing and the reason for the difference in the timing.

4. Please disclose the amount of capital expenditures planned or expected in the ensuing year pursuant to Item 303(A)(2)(i) of Regulation S-K. Refer to section III.B of Release 33-6835, which is available on our web site at http://www.sec.gov/rules/interp/33-6835.htm for further guidance. For example, we did not identify in the Form 10-K for fiscal 2010 disclosure of the amount of capital expenditures anticipated or expected for fiscal 2011.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 16. Commitments and Contingencies, page F-37</u>

5. Pursuant to ASC 450-20-50-4.b, please disclose the reasonably possible loss or range of reasonably possible loss associated with each of the Honeywell indemnification and the aggregate of the claims associated with HFS's LaserPro warranty matter, or state that an estimate of the reasonably possible loss or range of reasonably possible loss cannot be made. If you conclude that you cannot estimate the reasonably possible loss or range of reasonably possible loss, please explain to us: (1) the procedures you undertake on a quarterly basis to attempt to develop the reasonably possible loss or range of reasonably possible loss for disclosure and (2) for each matter referred to above, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. In addition, please explain how you determine whether to proceed to trial or settle these matters if you are unable to determine the reasonably possible loss or range of reasonably possible loss. In this regard, we note that you settled one warranty claim in 2009 with respect to HFS's LaserPro matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please provide us with your intended revised disclosure.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Management's Discussion and Analysis
Consolidated Operating Results, page 22

6. For the three and six month periods ended June 30, 2011, the relative change as a percentage of revenues in (a) cost of revenues and (b) selling, general and administrative expenses for Harland Financial Services is material but the proportionate impact of the factors contributing to such change is not apparent. Please quantify the impact of the various factors and expand your disclosure accordingly.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       You may contact Doug Jones at 202-551-3309 if you have any questions. You may also contact me at 202-551-3380.

       Sincerely,

       /s/ Lyn Shenk

       Lyn Shenk
       Branch Chief